CONSENT OF AUTHOR

Ross Banner
54 Trickle Ridge Place
Kimberley, BC
V1A 2H8
Email: rossbanner@shaw.ca

US Securities and Exchange Commission

I, Ross Banner, Pr.Eng, certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Form 40F of Great Basin Gold Ltd. contains any misrepresentation of the information contained in Technical Report “Summary Report for the Ivanhoe Project, Elko Nevada, USA” dated April 2002.

I do hereby consent to the filing with the regulatory authorities.

Dated this 30th day of March, 2006.

/s/ R. Banner

Ross Banner, P.Eng.